UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2010

Commission File Number: 001-34476

BANCO SANTANDER (BRASIL) S.A.
(Exact name of registrant as specified in its charter)

Avenida Presidente Juscelino Kubitschek, 2041 and 2235
Bloco A – Vila Olimpia
São Paulo, SP 04543-011
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _______ No ___X____

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _______ No ___X____

 Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes _______ No ___X____

 If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A .

 [Free Translation]

BANCO SANTANDER (BRASIL) S.A.

Public-held Company with Authorized Capital

Taxpayer ID (“CNPJ/MF”) # 90.400.888/0001-42

Company Registry Number (“NIRE”) # 35.300.332.067

ORDINARY AND EXTRAORDINARY SHAREHOLDERS MEETING

CALL NOTICE

The shareholders of Banco Santander (Brasil) S.A. (the “Company”) are hereby invited, pursuant to article 124 of Law 6,404/76, for the Ordinary and Extraordinary Shareholders Meeting (“OESM”) to be held on April 27, 2010, at 3:00 p.m., at the Auditorium of the Company’s main place of business, at Avenida Presidente Juscelino Kubitschek, nº 2235 – 1st mezzanine – Vila Olimpia, São Paulo/SP, to resolve on the following Agenda:

ORDINARY SHAREHOLDERS MEETING:

(a)       Take the management accounts, examining, discussing and voting the Company’s Financial Statements related to the fiscal year ended on December 31, 2009, together with the Management Report, the balance sheet, other parts of the financial statements, external auditors’ opinion and the Audit Committee Report;

(b)       Decide on the destination of the net profit of the fiscal year of 2009 and the distribution of dividends; and

(c)        Fix the annual overall consideration of the Company´s management for the exercise of 2010.

EXTRAORDINARY SHAREHOLDERS MEETING:

(a)       Approve the increase of the Company’s capital, through the capitalization of capital reserves, in the amount of R$ 22,130,211.93, without issuing new shares, the Company’s capital being increased from R$ 62,806,071,402.28 to R$ 62,828,201,614.21, fully paid-in and divided into 212,841,731,754 common registered shares, with no par value, and 186,202,385,151 preferred registered shares, with no par value, according to the Proposal of the Board of Executive Officers, with favorable opinion of the Board of Directors, in the meetings held on March 15 and 22, 2010, respectively; and

(b)       Approve the amendment of the Company’s Bylaws, in its articles 5, heading, 12, 15, paragraph 3, 16 and paragraphs, 17, item XIX, 19, heading e paragraph 2, 21 and paragraphs, 22, 26, item IV, and 35, addition of paragraphs 3 and 4, according to the Proposal of the Board of Executive Officers, with favorable opinion of the Board of Directors, in the meetings held on March 15 and 22, 2010, respectively.

General Instructions:

1. Company´s shareholders shall deposit at the Company´s main place of business (address indicated below), at least seventy two (72) hours before OESM the power of attorney duly executed as required by law, in the event of the shareholder is represented by an attorney. Shareholders or their legal representatives shall attend the OESM carrying their properly identification documents; and

 [Free Translation]

2. The documents relating to the matters to be examined and discussed in the OESM are available for the shareholders (i) at the Company´s main place of business, at Avenida Presidente Juscelino Kubitschek, nº 2041 and 2235 – 9th floor – Corporate Legal Department, where they can be consulted in business days, from 10:00 a.m. to 4:00 p.m., and also on their websites (www.santander.com.br/ri and www.santander.com.br/acionistas); (ii) at Brazilian Securities & Exchange Commission, at Rua Sete de Setembro, 111, 5o floor Consultation Center, Rio de Janeiro/RJ or at Rua Cincinato Braga, 340, 2o to 4o floors, Ed. Delta Plaza, São Paulo/SP and on its website (www.cvm.gov.br) and (iii) at BM&F Bovespa S.A. – Securities, Commodities and Futures Exchange, at Rua XV de Novembro, 275 – São Paulo/SP and on its website (www.bovespa.com.br).

São Paulo, March 25, 2010.

Marcial Angel Portela Alvarez

Chairman of the Board of Directors

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: March 25, 2010

Banco Santander (Brasil) S.A.

By:	/S/ Marco Antônio Martins de Araújo Filho
Marco Antônio Martins de Araújo Filho Executive Officer

By:	/S/ Pedro Paulo Longuini
Pedro Paulo Longuini Director and Executive Vice President